PROXY
     The undersigned hereby appoints B. Grant Hunter, CEO or failing him Mary A. Eubanks, Secretary as attorney-in-fact to vote my (our) proxy at the Special Meeting of Shareholders of VOIP Telecom, Inc., to be held May 31, 2002 at the hour of 10:00 AM PST at the Memphis Racquet Club located at 511 Sanderlin Ave, Dunavant Room, Memphis TN 38117, for the following proposals:

     1. Ratification of a plan to acquire Global Holdings, Inc. a privately owned Tennessee corporation which specializes in refractory services. It should be noted that the two shareholders of Global Holdings, Inc. are Mr. Grant Hunter, the companies current CEO and Mr. John Curry the former Secreray/ Treasurer and Director of VOIP. The acquisition calls for VOIP Inc., to issue fifteen million shares (15,000,000) of common stock for 100% of the outstanding shares of Global Holdings, Inc. Both Mr. Hunter and Mr. Curry will receive seven million and five hundred thousand shares (7,500,000) each. Global Holdings Inc., will have audited financial statements. This transaction will be deemed a reverse merger due to the shareholders of Global Holdings, Inc. being the controlling shareholders of the combined company. VOIP, Inc. will be the survivor for legal purposes, whereas Global Holdings, Inc. will be the survivor for accounting purposes.

           For                Against                    Abstain





     Please indicate your vote by firmly placing an X in the appropriate numbered box above with blue or black ink only.

     Please X here if you plan to attend and vote your shares at the meeting.




                                            Signature(s)
                                            Date


                                            Number of Shares